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FORM 4
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ] Check box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
Rauner           Bruce                 V.      Province Healthcare Company (PRHC)                 Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------    X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
 6100 Sears Tower                                 Number of Reporting        Month/Year             Officer (give    Other (Specify
---------------------------------------------     Person (Voluntary)           11/99            ----        title ---       below)
                 (Street)                                                 ------------------                below)
Chicago             IL           60606-6402                               5. If Amendment,
---------------------------------------------                                Date of Original       --------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check applicable line)
                                                                                                 X    Form filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form filed by more than
                                                                                                ----  one Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                   11/24/99  J (See           600,000   D                     554,114           Both         See Note 2
                                           Note 1)        shares                          shares
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Common Stock                   11/24/99  J (See           12,961    A                     554,114           Both         See Note 2
                                           Note 1)        shares                          shares
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

                                             Potential persons who are to respond to the collection of information    SEC 1474(7-97)
                                             contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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
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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr.     Acquired (A)     Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/       8)          or Disposed      (Month/Day/                           Secur-
                             ative        Year)                  of (D)           Year)                                 ity
                             Security                            (Instr. 3,                                             (Instr. 5)
                                                                 4, and 5)     -----------------------------------
                                                                               Date    Expira-            Amount or
                                                  ---------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Explanation of Responses:

Note 1: Golder, Thoma, Cressey, Rauner Fund IV, L.P. distributed 600,000 shares on 11/24/99. The Reporting Person received a total of 12,961 shares in the distribution.
Note 2: Golder, Thoma, Cressey, Rauner Fund IV, L.P. ("GTCR Fund IV") is the direct beneficial owner of 501,258 shares of the issuer's Common Stock. Golder, Thoma, Cressey, Rauner, Inc. ("GTCR") is the general partner of GTCR IV, L.P., which is the general partner of GTCR Fund IV. The Reporting Person is a principal of GTCR and may be deemed to have an indirect pecuniary interest in the issuer's Common Stock directly or indirectly owned by GTCR Fund IV to the extent of the Reporting Person's indirect proportionate general partnership interest in GTCR Fund IV through GTCR. The Reporting Person disclaims beneficial ownership of the shares held by GTCR Fund IV. The Reporting Person is the direct beneficial owner of 52,856 shares of the issuer's Common Stock.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ Bruce V. Rauner             12/6/99
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date
                                                                                               Bruce V. Rauner

Note. File three copies of this form, one of which must be manually signed.
  If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid
OMB Number.
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                                                                                                                   SEC 1474(7-97)
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